Exhibit 21

Subsidiaries of the Registrant

As of February 2, 2013

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Café SFA—Minneapolis, LLC	California
Club Libby Lu, Inc.	Illinois
Fifth Floor Restaurant at SFA LLC	New York
Merchandise Credit, LLC	Virginia
Saks & Company	New York
Saks Direct, LLC	Delaware
Saks Fifth Avenue, Inc.	Massachusetts
Saks Fifth Avenue of Texas, Inc.	Delaware
Saks Fifth Avenue Puerto Rico, Inc.	Delaware
Saks Fifth Avenue Texas LLC	Delaware
Saks Holdings, Inc.	Delaware
SCCA Store Holdings, Inc.	Delaware
Sixth Floor Restaurant at SFA LLC	New York
Tex SFA, Inc.	New York
The Restaurant at Saks Fifth Avenue Corporation	New York